SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
                           (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                         (Amendment No. 1)*
                         Gart Sports Company
    -------------------------------------------------------------
                          (Name of Issuer)

                            Common Stock
    -------------------------------------------------------------
                   (Title of Class of Securities)

                              366630101
    -------------------------------------------------------------
                           (CUSIP Number)


                          Larry J. Hochberg
                   One Northfield Plaza, Suite 210
                     Northfield, Illinois 60093
                           (847) 501-6190

                           with a copy to:
                         John E. Lowe, Esq.
                          Altheimer & Gray
                        10 South Wacker Drive
                       Chicago, Illinois 60606
                           (312) 715-4020
                        ____________________
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            March 6, 2000
                            -------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-
1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP No. 366630101           13D             Page 2 of 5 Pages

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Larry J. Hochberg
----------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [   ]
                                                            (b)  [   ]
----------------------------------------------------------------------
3.     SEC USE ONLY

----------------------------------------------------------------------
4.     SOURCE OF FUNDS:   N/A

----------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                 [   ]
----------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of
       America

----------------------------------------------------------------------
                    7    SOLE VOTING POWER:
  NUMBER OF                    444,660
   SHARES           --------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER:
  OWNED BY                       0
    EACH            --------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER:
   PERSON                    444,660
    WITH            --------------------------------------------------
                    10   SHARED DISPOSITIVE POWER:
                                 0
----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           444,660
----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                                     [   ]
----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.0% (1)

----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IN

----------------------------------------------------------------------
(1) Based on 7,348,864 Shares outstanding as of November 27, 2000, as reported in the Issuer's Quarterly Report in Form 10-Q for the quarter ended October 28, 2000.

Item 1. Security and Issuer, is hereby amended in its entirety as follows:

     This statement constitutes Amendment No. 1 to the Statement on
Schedule 13D filed with the Securities Exchange Commission ("SEC") on January 16, 1998 (the "Schedule 13D"), and relates to the shares of common stock, $.01 par value (the "Shares") of Gart Sports Company, a Delaware corporation ("Gart"). Unless otherwise stated herein, there are no material changes in the information set forth in the Schedule 13D, which remains in full force and effect. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     The principal executive offices of Gart are located at 1001
Lincoln Street, Denver, Colorado 80203.

Item 4. Purpose of Transaction, is hereby amended in its entirety as follows:

     The Shares were purchased by Mr. Hochberg for investment purposes. Mr. Hochberg has adopted a plan pursuant to the provisions of Rule 10b5-1(c)(1)(i) of the Securities Exchange Act of 1934, to sell up to 140,000 Shares as follows:

     (1) 70,000 Shares are to be sold at a price of at least $14.10 per share as soon as possible starting on March 8, 2001.

     (2) An additional 70,000 Shares are to be sold at a price of at least $17.10 per share as soon as possible starting on March 8, 2001.

     (3) All such sales, if any, are to be made on or before June 30, 2001, at which time the plan will expire.

     Any sales under this plan are contingent upon the market price of the Shares reaching the selling prices required by the plan.

     Depending on market conditions and other factors that he may deem material to his investment decisions, Mr. Hochberg may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire. Any such future decisions will be made by Mr. Hochberg in light of the then current financial condition and prospects of Gart, the market value of the Shares, his financial condition and other relevant factors.

     Except as set forth in this Item 4, Mr. Hochberg has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D. Mr. Hochberg, however, reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer, is hereby amended in its entirety as follows:

     Each of the calculations in this Item 5 are based on 7,348,864 Shares outstanding as of November 27, 2000, as reported in Gart's
Quarterly Report in Form 10-Q for the quarter ended October 28, 2000.

     (a) The aggregate number of Shares that Mr. Hochberg beneficially owns is 444,660, which constitutes approximately 6.0% of the outstanding Shares.

     (b) Mr. Hochberg, as the sole trustee of the Larry J. Hochberg Revocable Trust U/A/D 6/12/91 (the "LJH Trust"), has sole voting and dispositive power with respect to 425,365 Shares held by the LJH Trust. Mr. Hochberg, as the sole trustee of the Andrew S. Hochberg Sub-Trust U/A/D 1/3/90 (the "ASH Sub-Trust"), has sole voting and dispositive power with respect to 3,216 Shares held by the ASH Sub-Trust. Mr. Hochberg, as sole trustee of the Amy H. Lowenstein Sub-Trust U/A/D 1/3/90 (the "AHL Sub-Trust"), has sole voting and dispositive power with respect to 2,804 Shares held by the AHL Sub-Trust. Mr. Hochberg, as the sole trustee of the Hochberg Annual Gift Trust U/A/D 4/27/94 (the "HAG Trust"), has sole voting and dispositive power with respect to 8,275 Shares held by the HAG Trust. Mr. Hochberg directly owns options to purchase from Gart 5,000 Shares, which are currently exercisable. Mr. Hochberg therefore has sole voting and dispositive power with respect to a total of 444,660 Shares.

     (c) Mr. Hochberg has not effected any transactions with respect to the Shares during the past sixty (60) days.

     (d) No person other than Mr. Hochberg has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of Gart beneficially owned by Mr. Hochberg as described in Item 5.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     Except as set forth in the Schedule 13D as hereby amended or in the Exhibits thereto and incorporated herein by reference, Mr. Hochberg does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Gart, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares.

Item 7.  Materials to be Filed as Exhibits.

        Exhibit 99.1 Letter dated March 6, 2001 from Mr. Hochberg to Mr. Robert Levy

                                 - 4 -
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2001



                              /s/ Larry J. Hochberg
                              --------------------------
                              Larry J. Hochberg


                                 - 5 -